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                          (SHAW INDUSTRIES, INC. LOGO)




                               PRESS RELEASE FOR
                              TRADE/BUSINESS MEDIA




                          FOR:  SHAW INDUSTRIES, INC.
                                DALTON, GA 30722-2128


                         FROM:  SHAW INDUSTRIES, INC.
                                P.O. DRAWER 2128
                                DALTON, GA 30722-2128
                                TELEPHONE (706) 275-3126
                                FAX (706) 275-3735
                                CONTACT: JULIUS SHAW


                             FOR IMMEDIATE RELEASE


DALTON, GEORGIA, April 20, 2000, Shaw Industries, Inc., (NYSE--SHX) today announced the preliminary results of its modified "Dutch Auction" tender offer which expired April 19, 2000, at 12:00 midnight New York City time.

The Company said it expects to purchase approximately 3.9 million shares at a purchase price of $15.50, the top price of the offer range. The shares to be purchased represent approximately three percent of the Company's outstanding shares prior to the offer. After purchasing the shares, the Company will have approximately 128.8 million shares outstanding.

In the tender offer, which was originally commenced on March 13, 2000, and scheduled to expire on April 7, 2000, the Company offered to purchase up to 12,000,000 shares of its common stock at a purchase price not greater than $13.50 nor less than $11.50 per share. Prior to the expiration date of the original offer, the Company, in response to changing conditions in the marketplace amended the


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terms of the offer by extending the expiration date to April 19, 2000, and by increasing the price range to not in excess of $15.50 nor less than $13.50 per share.

In commenting on the results of the offer, Mr. Robert E. Shaw, Chairman and Chief Executive Officer of Shaw Industries, Inc. stated, "While we had hoped that we would be able to purchase additional shares, we are encouraged by the fact that our existing shareholders are positive about the longer term prospects of Shaw Industries."

Earlier in the year on January 20, 2000, the Company's Board of Directors increased the authorization for additional share repurchases to 15,000,000 shares. Following the completion of the tender offer, the Company will have approximately 11.1 million shares remaining authorized under its stock repurchase program.

The final determination of the actual shares to be purchased and the delivery of the cash payment to the tendering shareholders are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to guaranteed delivery procedures. A subsequent press release will be issued by the Company as soon as practical setting forth the final details of the transaction.

Shaw Industries, Inc. (www.shawinc.com) is the world's largest manufacturer of tufted broadloom carpet. Headquartered in Dalton, Georgia, Shaw sells carpeting and rugs for residential and commercial applications throughout the United States and exports to most markets worldwide. Shaw markets its residential products under such brand names and trademarks as Cabin Crafts, Couture by Sutton, Cumberland, Expressive Designs, Home Foundations, Philadelphia, Queen, ShawMark, Sutton, TrustMark, Tuftex, and Shaw Rugs. Shaw markets its commercial products under the names shaw/commercial, shaw/stratton, shaw networx, shaw/hospitality, shaw/rugs, Designweave, Patcraft, and Queen Commercial. Through its network of commercial dealers known as Shaw Contract Flooring Services, Shaw also sells commercial flooring products directly and provides installation and project management services. Shaw also offers laminate flooring through the Decades brand and ceramic tile through Shaw Ceramics.